BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006




Damian P. Reitemeyer               Mailing
Address:
Vice President                     P.O. Box 318
Telephone:  212-250-4599           Church Street
Station
                                   New York, NY  10008

                                   February 14, 1996









Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
     Teledyne Inc.


Pursuant to Rule 13d-1 of the General Rules and
Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-
Mail confirmation.

                        Sincerely,

                         Damian P. Reitemeyer
Enclosure




             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                       SCHEDULE 13G


          Under the Securities Exchange Act of 1934
                      (Amendment No.  )*

                      Teledyne, Inc.
            __________________________________
                       NAME OF ISSUER:
                Common Stock, $1.00 par value
           _____________________________________
                _ TITLE OF CLASS OF SECURITIES
                          87933510
           _____________________________________
                        __ CUSIP NUMBER


Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of
Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (Continued on following page(s))

CUSIP No.  87933510                Page 1 of 7 Pages

1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Bankers Trust New York Corporation, its wholly owned subsidiaries, Bankers Trust Company (as Trustee for various trusts and employee benefit plans, and investment advisor), and BT Variable Inc. 13-6180473.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [X]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Bankers Trust New York Corporation, Bankers Trust
Company, and BT Variable are New York corporations.

NUMBER OF     5. SOLE VOTING POWER
SHARES

               Bankers Trust Company     678,310 shares
               BT Variable, Inc.               0 shares
                 TOTAL SHARES            678,310 shares

BENEFICIALLY   6. SHARED VOTING POWER
 OWNED BY

               Bankers Trust Company           0 shares
               BT Variable, Inc.          32,000 shares
                    TOTAL SHARES          32,000


CUSIP No.  87933510                Page 2 of 7 Pages



 EACH         7. SOLE DISPOSITIVE POWER
REPORTING

               Bankers Trust Company    1,153,650 shares
               BT Variable Inc.            32,000 shares
                    TOTAL SHARES           1,185,650

PERSON        8. SHARED DISPOSITIVE POWER
WITH

               Bankers Trust Company             0 shares
               BT Variable Inc.                  0 shares
               TOTAL SHARES                      0



9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

Bankers Trust Company                     1,153,650 shares
BT Variable Inc.                             32,000 shares
       TOTAL SHARES                       1,185,650


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
     CERTAIN SHARES [X]


11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          Bankers Trust New York Corporation      0%
          Bankers Trust Company                 2.1%
          BT Variable Inc                        .1%
               TOTAL                            2.2%


12.TYPE OF REPORTING PERSON *
     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK
     BT Variable Inc. - IC





CUSIP No.  87933510         Page 3 of 7 Pages

          DISCLAIMER OF BENEFICIAL OWNERSHIP

THE FILING OF THIS SCHEDULE G STATEMENT SHALL NOT BE
CONSTRUED AS AN ADMISSION THAT BANKERS TRUST NEW YORK
CORPORATION OR BANKERS TRUST COMPANY, AS TRUSTEE (THE
BANK) ARE, FOR THE PURPOSE OF SECTION 13 (g) OF THE
SECURITIES AND EXCHANGE ACT OF 1934, OR FOR ANY OTHER
PURPOSE, THE BENEFICIAL OWNER OF THE SECURITIES SET FORTH
IN ITEM 4 (a) (ii) HEREOF.

Item 1(a)      NAME OF ISSUER:

                       Teledyne Inc.


Item 1(b)      ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE
OFFICES:

                   2049 Century Park East
                Los Angeles, CA  90067-3101

Item 2(a)      NAME OF PERSON FILING:

          Bankers Trust New York Corporation, and its whollyowned subsidiaries, Bankers Trust
          Company(as Trustee for various trusts and employee benefit plans, and investment advisor), and BT Variable Inc.


Item 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

        280 Park Avenue New York, New York  10017.


Item 2(c)      CITIZENSHIP:

          Bankers Trust New York Corporation, Bankers Trust

          Company (as Trustee for various trusts and

          employee benefit plans, and investment

          advisor)and BT Variable Inc. are incorporated in

          the State of New York with its principal business

          office located in New York.

CUSIP No. 87933510                      Page 4 of 7 Pages

Item 2(d)    TITLE OF CLASS OF SECURITIES:

          Common stock ($1.00 par value) of Teledyne, Inc.

Item 2(e)    CUSIP NUMBER: 87933510

Item 3       THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

          (g)  [X] Parent Holding Company, in accordance

with Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company

     (b)  [X] Bank as defined in section 3(a)(6) of the

          Act. For BT Variable, Inc.

     (c)  [X] Insurance Company as defined in Section 3(a)
          (19) of the Act.

Item 4         OWNERSHIP:
     (a)  Amount Beneficially Owned:
          As of December 31, 1995:

 (i)
    Bankers Trust Company                 1,153,650 shares
    BT Variable, Inc.                        32,000 shares
               TOTAL SHARES               1,185,650

(ii) Bankers Trust Company was also the record owner of 1,690,188 shares as Trustee of the Teledyne
Savings Advantage Plan(the Plan) with respect to which the bank disclaims beneficial ownership.

          The Plan states that each Plan participant shall
          have the right to direct the manner in which
          shares of common stock shall be voted at all
          stockholders meetings. The Department of Labor
          has expressed the view that, under certain
          circumstances, ERISA may require the Trustee to
          vote shares which are not allocated to
          participants accounts and unvoted shares. Since,
          in the view of the Bank and Bankers Trust New
          York
CUSIP No. 87933510                      Page 5 of 7 Pages

          Corporation, such voting power is merely a residual power based upon the occurrence of an unlikely contingency and is not a sole or shared power to vote the securities, the Bankers Trust
          New York Corporation hereby disclaim beneficial ownership of such securities.



     (b)  PERCENT OF CLASS:

          Bankers Trust Company                  2.1%
          BT Variable Inc.                        .1%
               TOTAL                             2.2%

          The common stock as to which Bankers Trust
          Corporation disclaims beneficial ownership constitutes 3.0% of the Issuers outstanding
          Common Stock.


 (c) Number of shares as to which the Bank has:
         (i)  sole power to vote or to direct the
                vote -
Bankers Trust Company                    678,310 shares
BT Variable, Inc                               0 shares
               TOTAL SHARES              678,310

          (ii)  shared power to vote or to direct the
                 vote -
Bankers Trust Company                         0 shares
BT Variable, Inc.                        32,000 shares
               TOTAL SHARES              32,000

          (iii)  sole power to dispose or to direct the
                   disposition of -


Bankers Trust Company                 1,153,650 shares
BT Variable, Inc.                        32,000 shares
               TOTAL SHARES           1,185,650

CUSIP No. 87933510               Page 6 of 7 Pages



     (iv)  shared power to dispose or to direct
the disposition of -


Bankers Trust Company                       0 shares
BT Variable, Inc                            0 shares
     TOTAL SHARES                           0

Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
           []

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

    The Issuers Plan, and various trusts, and employee benefit plan for which the Bank serves as Trustee, and accounts for which the Bank serves as investment advisor, have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.


Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Item 3 above.



Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
THE GROUP:
                    Not Applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:
                    Not Applicable
CUSIP No. 87933510                 Page 7 of 7 Pages

Item 10   CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     as of December 31, 1995


     Bankers Trust New York Corp.
     /s/James T. Byrne, Jr.
     James T. Byrne, Jr.

     Secretary

     Bankers Trust Company, as investment
advisor.

     /s/James T. Byrne, Jr.
     James T. Byrne, Jr.

     Secretary

     BT Variable, Inc.

     /s/ Myles Tashman
     Myles Tashman

                      EXHIBIT TO ITEM 7
The chain of ownership from Bankers Trust New York
Corporation to BT Variable, Inc. is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                              |
                            100%
                              |

                  Whitewood Properties Corp

                              |
                            100%
                              |

                      BT Variable, Inc.

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company